Oppenheimer Main Street Fund/VA
NSAR Exhibit - Item 77M

During the fiscal semi-annual period, Oppenheimer Main Street Fund/VA ("Main Street Fund/VA"), a series of Oppenheimer Variable Account Funds (the "Registrant"), became the survivor of a merger or consolidation with the following:

(a)	Oppenheimer Equity Income Fund/VA ("Equity Income Fund/VA"), a series of the Registrant.

(b)	The circumstances and details of the merger or consolidation are as follows:

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The Board of Trustees of Main Street Fund/VA and Equity Income Fund/VA approved the Reorganization (as such term is defined below) at meetings held on November 11, 2016.  The shareholders of Equity Income Fund/VA approved the Reorganization (as such term is defined below) at a meeting held on February 10, 2017.  The Reorganization took place on April 28, 2017.

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An Agreement and Plan of Reorganization (the "Reorganization Agreement") was entered into between Equity Income Fund/VA and Main Street Fund/VA, whereby Main Street Fund/VA acquired substantially all of the assets and assumed certain liabilities of Equity Income Fund/VA in exchange for newly-issued shares of Main Street Fund/VA (the "Reorganization").  Equity Income Fund/VA shareholders received Non-Service and Service shares of Main Street Fund/VA equal in value to the value of the net assets of the shares of Equity Income Fund/VA they held immediately prior to the Reorganization. The shares of Main Street Fund/VA to be received by shareholders of Equity Income Fund/VA will be issued at net asset value without a sales charge. Following the Reorganization, the Equity Income Fund/VA will liquidate and dissolve.